UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED

PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:

NeoTactix Corporation (formerly known as EntreMetrix Corporation)

Address of Principal Business Office:

18101 Von Karman Avenue, Suite 330

Irvine, CA  92612

Telephone Number:

(888) 798-9100

File Number under the Securities

Exchange Act of 1934:

0-33109

NeoTactix Corporation (formerly known as EntreMetrix Corporation) (the “Company”) has changed the nature of its business so as to cease to be a business development company (“BDC”).  As noted in the Company's Definitive Information Statement filed with the Securities and Exchange Commission on December 12, 2007, a majority of the Company's outstanding common stock (37,765,000 shares out of 56,987,865 shares outstanding, or approximately 67%) voted to approve the recommendation of the Board of Directors of the Company (the “Board of Directors”) to authorize the Board of Directors to withdraw the Company's election to be regulated as a BDC.

The Company intends to pursue a business model whereby it would provide early stage capital and structural support services to small, private companies seeking both debt and equity capital and/or become publicly held and traded.  The Company also plans to focus its efforts on the acquisitions of controlling investments in operating companies and assets.  The Company will be managed so that it will not be subject to the provisions of the Investment Company Act of 1940.

Signature

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of Irvine and state of California on this 9th day of January, 2008.

NeoTactix Corporation

/s/ Scott W. Absher

By:

Scott W. Absher

Its:

President